UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on ALVARION ANNOUNCES COMMERCIAL AVAILABILITY OF BREEZEACCESS® 4900 FOR U.S. PUBLIC SAFETY USE, dated February 28, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 28, 2006	By:	/s/ Dafna Gruber
Name: Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION ANNOUNCES COMMERCIAL AVAILABILITY
 OF BREEZEACCESS® 4900 FOR U.S. PUBLIC SAFETY USE

With Advanced OFDM Technology and Wide Coverage, System

Scoring Success in Public Safety

---

Mountain View, California, and Tel Aviv, Israel, February 28, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced the commercial availability of BreezeACCESS 4900, an extension of its market leading wireless broadband platform using the 4.9 GHz frequency band, developed specifically to meet the secure broadband communications needs of the U.S. public safety market. With advanced OFDM technology and wide coverage capabilities, BA 4900 scored several successes during its pre-release field trials throughout the U.S.

In the past few months, the BreezeACCESS 4900 system has been installed for various live public safety applications, such as to provide secure voice communications using VoIP, manage traffic lights, and perform remote video surveillance including for crime fighting purposes. In one instance, real time wireless video transmitted by a BreezeACCESS 4900 system enabled police to uncover a drug smuggling operation, resulting in the seizure of illegal narcotics and several arrests.

“We are very excited about this product and its support of the many diverse and extensive public safety applications,” commented Dan Carr, president of Electronic Technologies, a trained and certified Alvarion AIR Partner engaged in extensive public safety projects in the Midwest. “For some time, our customers have been eager to migrate their most sensitive network services to a licensed band product featuring secure communications. BreezeACCESS 4900 is the best system to implement the numerous scaled projects we have pending, even including those within a single market.”

Taking advantage of advanced orthogonal frequency division multiplexing (OFDM) technology, BreezeACCESS 4900 enables high-capacity, non-line-of-sight connections. It offers a comprehensive solution for public safety agencies, including broadband connectivity in vehicles when combined with Alvarion’s BreezeACCESS 900 system. Field proven features allow for point-to-multipoint access, point-to-point backhauling and point-to-multipoint backhauling of other vendors’ devices such as sensors, cameras and traffic systems. Furthermore, to meet the rigorous security demands of public safety networks, BreezeACCESS 4900 is FIPS-197 certified and employs federally approved AES encryption.

Built to comply with the FCC’s maximum high power mask, the 4900 is superior in range when compared with alternative solutions that only comply with the low power mask. Also featuring advanced quality of service (QoS), critical traffic prioritization and VoIP mechanisms, BreezeACCESS 4900 offers a combination of data, voice, and video services—all in real time.

“We intentionally put BreezeACCESS 4900 through a very challenging beta testing program, given its target market,” said Amir Rosenzweig, President of Alvarion, Inc. “In each case, the system overcame non line-of-sight challenges, provided extensive coverage, and easily weathered various environmental conditions, all critical capabilities for public safety applications like remote security surveillance and traffic management. Now field proven, the 4900’s extreme cost-effectiveness in comparison with alternative solutions means that it will emerge as the benchmark solution for increasing the efficiency and effectiveness of municipal and other public sector agencies.”

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.